StartEngine Primary LLC

Financial Statements
December 31, 2024

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STARTENGINE PRIMARY, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4100 W ALAMEDA AVE, SUITE 300
(No. and Street)

BURBANK	CA	91505
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hunter Strassman	516-382-3479	hunter@startengine.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StartEngine Primary, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida County of Marion
Howard Marks appeared and signed electronically with audio and video recording on this 26th day of February, 2025 and provided a drivers license as identification.

TAMMY GILLIAM
Notary Public - State of Florida
Commission # HH 442432
My Comm. Expires Nov 3, 2026

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*







Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StartEngine Primary, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StartEngine Primary, LLC's management. Our responsibility is to express an opinion on StartEngine Primary, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StartEngine Primary, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Net Capital Computation, Determination of Reserve Requirements Under Rule 15c3-3(e) of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3(b) of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of StartEngine Primary, LLC's financial statements. The supplemental information is the responsibility of StartEngine Primary, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 3, 2025

We have served as StartEngine Primary, LLC's auditor since 2023.

Table of Contents

StartEngine Primary LLC

Statement of Financial Condition

As of December 31, 2024

		December 31, 2024
Assets		
Current assets:		
Cash	$	3,036,861
Restricted Cash		2,800,500
Accounts receivable, net of allowance		432,176
Other current assets		316,947
Total current assets		6,586,484
Investments - warrants		60,103
Investments - stock		2,067,625
Total assets	$	8,714,212
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	78,776
Accrued liabilities		936,225
Customer Deposits		2,249,252
Due to Related Party		382,550
Total current liabilities		3,646,803
Total liabilities		3,646,803
Commitments and contingencies		
Stockholders' equity:		
Member's Equity		5,067,409
Total stockholders' equity		5,067,409
Total liabilities and stockholders' equity	$	8,714,212

See accompanying notes to financial statements

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StartEngine Primary LLC

Statement of Operations

For the year ended December 31, 2024

		Year Ended December 31, 2024
Revenues	$	3,529,823
Cost of revenues		2,114,018
Gross profit		1,415,805
Operating expenses:		
General and administrative		1,537,983
Sales and marketing		658,585
Research and development		377,920
Total operating expenses		2,574,488
Operating loss	(1,158,683)	
Other expense (income), net:		
Other expense (income), net	(27,991)	
Impairment in value of shares received for fees		715,115
Total other expense (income), net		687,124
Loss before provision for income taxes	(1,845,807)	
Provision for income taxes		-
Net loss	(1,845,807)	

See accompanying notes to financial statements

StartEngine Primary LLC

Statement Changes in Member's Equity

For the year ended December 31, 2024

Balance December 31, 2023	$	5,913,216
Member's Contributions		1,000,000
Net Income		(1,845,807)
Balance December 31, 2024	$	5,067,409

See accompanying notes to financial statements

StartEngine Primary LLC

Statement of Cash Flows

For the year ended December 31, 2024

	Year Ended December 31, 2024
Cash flows from operating activities:	
Net loss	$ (1,845,807)
Adjustments to reconcile net loss to net cash used in operating activites:	
Bad debt expense	69,359
Fair value of Securities received for fees	(600,762)
Impairment in value of shares received for fees	715,115
Changes in operating assets and liabilites:	
Accounts receivable	(237,372)
Other current assets	(310,704)
Accounts payable	32,265
Accrued liabilities	276,955
Customer Deposits	722,145
Due to Related Party	219,194
Net cash used in operating activities	(959,612)
Cash flows from investing activities:	
Net cash (used in) provided by investing activities	-
Cash flows from financing activities:	
Members' Contributions	1,000,000
Net cash provided by financing activities	1,000,000
Increase in cash and cash equivalents	40,388
Cash and cash equivalents, beginning of period	5,796,973
Cash and cash equivalents, end of period	$ 5,837,361
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 6,000
Impairment of Investments	$ 618,387

See accompanying notes to financial statements

StartEngine Primary LLC

Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

StartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. At each reporting period, to estimate fair value of these investments management performs procedures such as evaluating subsequent investment rounds, current financial information available, press releases, etc. If there have been no additional investment rounds, the Company will estimate impairment for held shares at 33%, performed annually. The resulting charge is the difference between cost and market (or fair value) during the period is included in income. Warrants owned by the company are subject to Black Scholes valuation which is updated every year at year end. Any change in value of the warrants is recognized as a gain or loss on the financial statements.

Income Tax Provision

The Company, with the consent of its Member's, has elected to be an LLC. LLCs provide that the Member's rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for. The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023 and 2024.

Use of Leases

The Company leases office space on an expense sharing agreement with an affiliated Company. The Company's rent expense for year ended December 31, 2024 was $1,301.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Warrants: Black-Scholes analysis, conducted annually
Level 3 Stock: Repriced annually based on subsequent investment rounds. If no subsequent investment rounds, impair the value of the stock by 33%

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Investment - common stock	263,359	—	1,804,266	2,067,625
Investment - warrants	—	—	60,103	60,103
	$ 263,359	$ —	$ 1,864,369	$ 2,127,728

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value for the year ended December 31, 2023 as it relates to Investments - warrants and Investments - common shares:

	Investments- Warrants
Fair value at December 31, 2023	$ 195,487
Receipt of warrants	—
Change in fair value of warrants	(135,384)
Fair value at December 31, 2024	$ 60,103

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	Investments-Common stock
Fair value at December 31, 2023	$ 1,645,272
Receipt of stock	600,763
Change in fair value of stock	(441,769)
Fair value at December 31, 2024	$ 1,804,266

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2024:

	2024
Expected life (years)	.17 - 3.08
Risk-free interest rate	4.16 - 4.16 %
Expected volatility	25.07 - 90.0 %
Annual dividend yield	0 %
Underlying share values	$ 0.22 – $4.75
Strike Prices	$ 0.30 – $100.00

For common stock received, the Company will assess the fair value of each issuer's stock annually. If an issuer has conducted a subsequent round of fundraising, the Company will value the stock held at the value of the current issue price per share. If there has not been an investment round held in the current year, the company will impair the value of the held shares by 33% to estimate any market changes that may have occurred throughout the year. As of December 31, 2024, the Company had $715,115 of write down expense.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at the invoiced amount and are non-interest-bearing. Bad debt expense for year ended December 31, 2024 was $69,359.

The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2024 was $0. The Company reserves any accounts receivable outstanding by more than 30 days and will write off any invoices that are uncollectable after 90 days outstanding.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract,

determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation Crowdfunding platform fees at an agreed-upon rate. In 2024 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers' escrow accounts. For certain Regulation A and Regulation Crowdfunding offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company's performance obligations are satisfied as services are rendered throughout the duration of the campaign. The Company includes in its agreements with its issuers that a minimum amount of capital must be raised before disbursement can be considered. Additionally, the issuer and the Company reserve the right to cancel the raise before disbursement occurs with written notice. If the issuance is cancelled, investors will be refunded in full by the escrow agent without interest.

The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

In all instances, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Recently Adopted Accounting Pronouncements

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Operating Segments and Related Disclosures

We manage our Company as one reportable operating segment, our Company operates as a broker dealer providing Regulation A and Regulation Crowdfunding offerings to clients. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at an entity level. The CODM assesses performance for the broker-dealer segment and decides how to better allocate resources based on revenue that is reported on the Statements of Operations. The Company's objective in making resource allocation decisions is to optimize the

11

financial results. The accounting policies of our broker-dealer segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements

Note 3: Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same amounts presented in the statement of cash flows.

Cash and cash equivalents	$	3,036,861
Cash segregated in accordance with Federal regulations - customers		2,800,500
Total Cash and restricted cash shown in the statements of cash flows	$	5,837,361

Note 4: Cash Segregated In Accordance With Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2024 was calculated to be $2,249,252. The Company had $2,800,500 cash on deposit in the reserve account, which was $551,248 more than the amount required.

Note 5: Related Party Activity

The company has an expense sharing agreement with StartEngine Crowdfunding, Inc ("the Parent Company") as per SEA Rule 15c3-1 which states, "Every broker or dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement…or to any of its activities…and must otherwise not be "insolvent"." As part of the normal course of business, the Parent Company incurs expense for the entire business, of which a portion is allocatable to the Company. In an effort to more accurately calculate the Company's net capital calculation, a portion of the monthly expenses from the Parent Company will be allocated to the Company based on the total revenue earned by the Company as a percentage of the gross revenue for the month. For the year ended December 31, 2024, the Company allocated $2,792,554 of expense from the Parent Company to Company.

For the year ended December 31, 2024, the Company had $382,550 due to the Parent Company.

Note 6: Net Capital Requirements

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The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate indebtedness from the Customer Reserve Calculation. The amount of aggregate debts on December 31, 2024 was $0. At December 31, 2024, the Company had net capital, as defined, of $2,190,555, which exceeded the required minimum net capital of $250,000 by $1,940,555.

Note 7: Concentration of Credit Risks

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The balance of excess as of December 31, 2024 was $5,587,361.

Note 8: Concentration of Revenue

The Company operates as a FINRA broker-dealer and provides brokerage services to various clients. As of 2024, the Company has identified significant revenue concentration from certain clients, each constituting greater than 10% of the total revenue for the period. The following clients accounted for a significant portion of the Company's revenue during the reporting period:

1. AtomBeam: Revenue from AtomBeam amounted to $1,292,346 for the reporting period, constituting 34% of the Company's total revenue.

The Company recognizes that revenue concentration from specific clients poses inherent risks, including the potential impact of client-specific factors on the Company's financial performance. To mitigate these risks, management employs various strategies, including but not limited to:

1. Diversification of client base through targeted marketing and business development efforts.
2. Enhanced monitoring and analysis of client relationships to identify potential shifts in revenue patterns.
3. Enhanced monitoring and analysis of client relationships to identify potential shifts in revenue patterns.

Note 9: Carrying Broker-Dealer

13

During Q2 2022, the Company began carrying customer cash within accounts to which the Company maintains a reserve against customer funds and funds generated through the use of customer securities in accordance with SEA Rule 15c3-3.

Note 10: Payables to Customers

Accounts payable to customers at December 31, 2024 include cash accounts. Customers deposit funds into brokerage accounts for the use in purchasing shares in issuances or secondaries on the Company platform. Customer statements are issued monthly. The customer may withdraw from this account at any given time. The amount of customer related balance as of December 31, 2024 was $2,249,252.

Note 11: Commitments and Contingencies

In the normal course of business, litigation and regulatory matters may arise for the Company. As of February 28, 2025, the Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 12: Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2024 through March 3, 2025 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

StartEngine Primary LLC

Schedule I - Net Capital Computation

For the year ended December 31, 2024

Equity			
	Member Contributions	5,890,100	
	Current Year Earnings	(1,845,807)	
	Retained Earnings	1,023,115	
Total Equity			**5,067,408**
	Accounts receivable, net of allowance	432,176	
	Other current assets	316,947	
	Investments - warrants	60,103	
	Investments - stock	2,067,625	
	Total Non-Allowable Assets		**2,876,851**
	TOTAL NET CAPITAL		**2,190,557**
	2% of Aggregate Debit Items in the Customer Reserve Calc	$ -	
		2.000%	
		0	
	Minimum Net Capital	250,000	
	Greater of the two:		250,000
	Excess Net Capital		**1,940,557**

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

StartEngine Primary, LLC

Schedule II - Determination of Reserve Requirements

Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2024

Credit Balances:

Free credit balances and other credit balances customers' securities accounts	$	2,249,252
Total Credit balances		2,249,252

Debit Balances:

Total Debit balances	-

Reserve Computation:

Excess of total credits over total debits	$	2,249,252
Cash Segregated under federal and other regulations		2,800,500
Amount of deposit in "Reserve Bank Accounts"' over amount required		551,248

16

StartEngine Primary, LLC

**Schedule III - Information
Relating to Possession or
Control Requirements**

**Under Rule 15c3-3(b) of the Securities
and Exchange Commission**

December 31, 2024

1.   Customers' fully paid and excess margin securities not In respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frame specified under rule 15c3-3).

                            None

    A.   Number of items   None

2.   Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from tempoary lags which result from normal business operations as permitted under rule 15c-3-3).

                            None

    A.   Number of items   None

Compliance Report

StartEngine Primary LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year January 1, 2024 through December 31, 2024;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year January 1, 2024 through December 31, 2024;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e)as of the end of the most recent fiscal year ended December 31, 2024; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

_____
Howard Marks, CEO







Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
of StartEngine Primary, LLC

We have examined StartEngine Primary, LLC's statements, included in the accompanying Compliance Report, that (a) StartEngine Primary, LLC 's internal control over compliance was effective during the most recent fiscal year ended December 31, 2024; (b) StartEngine Primary, LLC's internal control over compliance was effective as of December 31, 2024; (c) StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and (d) the information used to state that StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records. StartEngine Primary, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing StartEngine Primary, LLC with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of StartEngine Primary, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on StartEngine Primary, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether StartEngine Primary, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2024; StartEngine Primary, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024, was derived from StartEngine Primary, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating StartEngine Primary, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, StartEngine Primary, LLC's statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 3, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
STARTENGINE PRIMARY LLC   8-70060

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 2,842,698.00

2 Additions:
  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
  b Net loss from principal transactions in securities in trading accounts.
  c Net loss from principal transactions in commodities in trading accounts.
  d Interest and dividend expense deducted in determining item 1.
  e Net loss from management of or participation in the underwriting or distribution of securities.
  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.
  g Net loss from securities in investment accounts.
  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 2,842,698.00

4 Deductions:
  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.
  b Revenues from commodity transactions.
  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
  d Reimbursements for postage in connection with proxy solicitations.
  e Net gain from securities in investment accounts.
  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
  h Other revenue not related either directly or indirectly to the securities business.
  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

7 Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. $ 2,842,698.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 4,264.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-7 or 7A		$ 5,202.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$ 167.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2024 SIPC-6 and 6A(s)	$ 662.00		
	e	All payments applied for 2024 SIPC-7 and 7A(s)	$ 4,373.00		
	f	Add lines 11a through 11e		$ 5,202.00	
12		**LESSER** of line 10 or 11f.			$ 5,202.00
13	a	Amount from line 8		$ 4,264.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 5,202.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 938.00)
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 938.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70060	DEA: FINRA	2024	Dec

MEMBER NAME STARTENGINE PRIMARY LLC
MAILING ADDRESS 4100 W ALAMEDA AVE 3RD FLR
BURBANK, CA 91505

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

STARTENGINE PRIMARY LLC	Hunter Strassman
(Name of SIPC Member)	(Authorized Signatory)
3/2/2025	hunter@startengine.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.









Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of StartEngine Primary, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of StartEngine Primary, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 3, 2025